Exhibit 12.1

Atlantic Express Transportation Corp

Computation of Ratio of Earnings to Fixed Charges (1)

	Year ended June 30, 2001	Year ended June 30, 2002	Year ended June 30, 2003	9 months ended March 31, 2003	9 months ended March 31, 2004	9 months ended March 31, 2004 (pro forma)
Earnings
Income (loss) before income taxes	$(11.3)	$(43.9)	$(16.0)	$(15.0)	$33.5	$19.7
Plus: fixed charges	25.1	25.0	13.5	9.9	10.8	15.3
	$13.8	$(18.9)	$(2.5)	$(5.1)	$44.3	$35.0
Fixed Charges
Interest charges	$24.6	$24.3	$12.9	$9.7	$10.6	$15.1
Plus interest factor in operating rent.expense	0.5	0.7	0.6	0.2	0.2	0.2
	$25.1	$25.0	$13.5	$9.9	$10.8	$15.3

Ratio of earnings to fixed charges (excess of fixed charges over earnings)	$(11.3)	$(43.9)	$(16.0)	$(15.0)	4.1x	2.3x

(1)

The calculation excludes certain contractual interest of $11.8 million, $8.4 million, and $6.5 million, as those amounts were not recorded as interest expense for the year ended June 30, 2003 and the nine months ended March 31, 2003 and March 31, 2004, respectively,  in the financial statements.